UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of
November 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b) : 82-_____.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Total Reaches 48.83% of Cepsa
EX-99.2: Orquidea-2 of Deep Offshore Block 17, Angola
EX-99.3: Oil for Food: Clarification
EX-99.4: Altamira Regasification Terminal, Mexico
EX-99.5: Total Enters Into Offshore Exploration Block, Netherlands
EX-99.6: Two Promising Discoveries, Alwyn Area, UK North Sea
EX-99.7: Gas Discovery Near Tunu Field, Indonesia
EX-99.8: Joslyn SAGD Project Enters Commercial Production, Canada
EX-99.9: 3rd Quarter 2006 Results
EX-99.10: Total Sells Power Generation Assets, Argentina
EX-99.11: Appointment of Yves-Louis Darricarrere

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date : November 29, 2006	By: /s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total Reaches 48.83% of Cepsa (October 16, 2006).

➢	EXHIBIT 99.2:	Confirmation of the Potential of a Fourth Production Zone with the Orquidea-2 Discovery in Angola’s Deep Offshore Block 17 (October 17, 2006).

➢	EXHIBIT 99.3:	Oil for Food: Clarification (October 19, 2006).

➢	EXHIBIT 99.4:	Commercial Operations Begin at the Altamira Regasification Terminal in Mexico (October 26, 2006).

➢	EXHIBIT 99.5:	Total Enters into an Offshore Exploration Block in the Netherlands (November 2, 2006).

➢	EXHIBIT 99.6:	UK North Sea: Total Announces Two Promising Discoveries in the Alwyn Area (November 6, 2006).

➢	EXHIBIT 99.7:	Gas Discovery Near Tunu Field in Indonesia (November 7, 2006).

➢	EXHIBIT 99.8:	Joslyn SAGD Project Enters Commercial Production in Canada (November 7, 2006).

➢	EXHIBIT 99.9:	Third Quarter 2006 Results (November 8, 2006).

➢	EXHIBIT 99.10:	Total Sells Power Generation Assets in Argentina (November 11, 2006).

➢	EXHIBIT 99.11:	Notice of Appointment of Yves-Louis Darricarrère (November 14, 2006).